FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
                Registrant

Dated: December 17, 2004                                                   By :    /s/Harvey Keats/s/
                                                                       Title:     President

KNIGHT RESOURCES LTD.

ANNUAL REPORT 2004

KPMG LLP
Chartered Accountants                   Telephone (604) 691-3000
PO Box 10426 777 Dunsmuir Street               Telefax (604) 691-3031
Vancouver BC V7Y 1K3                   www.kpmg.ca
Canada

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the balance sheet of Knight Resources Ltd. as at September 30, 2004 and 2003 and the statements of operations, deficit and cash flows for the years ended September 30, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/KPMG LLP/s/s

Chartered Accountants

Vancouver, Canada

November 19, 2004, except as to note 14(b),
which is as of November 23, 2004

KNIGHT RESOURCES LTD.
(An exploration stage company)
Balance Sheets
(Canadian Dollars)

	September 30,	September 30,
	2004	2003

ASSETS

Current assets
Cash and cash equivalents	$ 764,000	$ 715,030
Short-term investments	294,711	42,745
Accounts receivable	16,371	26,594
Advances for exploration	-	883,835
Tax credits recoverable	2,843,026	858,000
Prepaid expenses	37,946	13,919

	3,956,054	2,540,123

Property, plant and equipment (note 4)	22,070	6,161

Oil and gas property (note 5)	-	460,000

	$ 3,978,124	$ 3,006,284

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 1,388,398	$ 106,466

Shareholders' equity
Share capital (note 7)	15,532,563	10,431,488
Contributed surplus (note 8)	2,042,698	62,000
Deficit	(14,985,535)	(7,593,670)

	2,589,726	2,899,818

	$ 3,978,124	$ 3,006,284

Nature of operations (note 1)
Contingency (note 6)
Commitments (notes 6 and 12)
Subsequent events (notes 6 and 14)

Approved on behalf of the Board:

"Harvey Keats", Director

"David Patterson", Director

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Operations
(Canadian Dollars)

		Years ended September 30,
	2004	2003

Revenue
Oil and gas sales	$ 15,873	$ 26,665

Production expenses
Royalties	3,890	6,769
Operating costs	7,707	5,355

	11,597	12,124

Net production income	4,276	14,541

Expenses
Exploration expenditures (see schedule 1) (note 6)	3,956,011	1,124,685
General and administrative (see schedule 2)	2,550,322	399,950
Interest	-	19,071
Promotion	356,635	63,054
Travel	130,689	18,627

	6,993,657	1,625,387

Loss before other items	(6,989,381)	(1,610,846)

Other items
Forgiveness of accounts payable and accrued liabilities	-	13,422
Loss on disposal of property, plant and equipment	(1,854)	-
Refund of abandonment deposit (note 5)	129,370	-
Write-off of oil and gas property (note 5)	(530,000)	-

Loss for the year	$ (7,391,865)	$ (1,597,424)

Basic and diluted loss per share	$ (0.16)	$ (0.08)

Weighted average number of shares outstanding	45,722,169	19,011,564

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Deficit
(Canadian Dollars)

		Years ended September 30,
	2004	2003

Deficit, beginning of year	$ (7,593,670)	$ (5,996,246)

Loss for the year	(7,391,865)	(1,597,424)

Deficit, end of year	$ (14,985,535)	$ (7,593,670)

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Cash Flows
(Canadian Dollars)

		Years ended September 30,
	2004	2003

Cash Provided by (Used for):

Operating Activities
Loss for the year	$ (7,391,865)	$ (1,597,424)
Items not involving cash:
Amortization	5,741	2,406
Stock-based compensation expense (note 8)	2,003,198	62,000
Forgiveness of accounts payable and accrued liabilities	-	(13,422)
Interest accrued on convertible debenture	-	19,071
Loss on disposal of property, plant and equipment	1,854	-
Write-off of oil and gas property	530,000	-
Accrued interest income	(1,966)	-
Changes in non-cash operating working capital:
Accounts receivable	10,223	(15,716)
Advances for exploration	883,835	(883,835)
Tax credits recoverable	(1,985,026)	(858,000)
Prepaid expenses	(24,027)	(13,919)
Accounts payable and accrued liabilities	1,281,932	(1,506)

	(4,686,101)	(3,300,345)

Financing Activities
Repayment of convertible debenture	-	(311,556)
Loans payable to related parties	-	(150,100)
Issuance of share capital	5,078,575	4,640,625

	5,078,575	4,178,969

Investing Activities
Purchase of short-term investments	(250,000)	(42,745)
Purchase of property, plant and equipment	(23,504)	(5,918)
Expenditures on oil and gas property	(70,000)	(115,000)

	(343,504)	(163,663)

Increase (decrease) in cash and cash equivalents	48,970	714,961

Cash and cash equivalents, beginning of year	715,030	69

Cash and cash equivalents, end of year	$ 764,000	$ 715,030

Supplementary information:
Interest received	$ 50,864	$ 11,002
Tax credits received	$ 690,987	$ -

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD. (An exploration stage company) Notes to the Financial Statements September 30, 2004 and 2003 (Canadian Dollars)
1.   Nature of Operations

Knight Resources Ltd. (“the Company”) is a public company incorporated under the Company Act, British Columbia, Canada. Its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. The principal business of the Company is to explore natural resource properties.

The Company is in the process of exploring mineral properties and has not yet determined whether these properties contain deposits that are economically recoverable. The continuing operations of the Company and the recoverability of the amounts shown for mineral and oil and gas properties are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to finance exploration and development of the properties, the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties and upon future profitable production or proceeds from disposition of the mineral and oil and gas properties. The amounts shown as mineral and oil and gas properties represent net costs to date, less amounts depleted and/or written off, and do not necessarily represent present or future values.

2.   Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principals (“Canadian GAAP”).

a)   Cash and cash equivalents

Cash and cash equivalents consists of cash on deposit with banks or highly liquid short-term interest bearing securities with maturities at purchase dates of ninety days or less.

b)   Short-term investments

Short-term investments consist of money market instruments with terms to maturity, at the date of issue, greater than ninety days.

c)   Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over the estimated useful lives of the assets on the following basis:

Computer software100% declining balance per annum
Computer hardware30% declining balance per annum
Office furniture and equipment20% declining balance per annum

The Company periodically evaluates the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

d)   Oil and gas properties

The Company follows the full-cost method of accounting for costs of oil and gas properties whereby all costs relating to exploration and development of petroleum and natural gas are capitalized. Such costs by area of interest include geological and geophysical expenditures, land acquisition costs and costs of drilling productive and non-productive wells and general and administrative costs directly related to exploration and development activities.

When and if production is attained, these costs are depleted using the units of production method based upon estimated proven recoverable reserves. The company applies a ceiling test in respect of producing properties to determine that the capitalized costs of producing properties will be recovered from estimated net future revenues from the production of proved reserves at year-end oil and gas prices. No gains or losses are ordinarily recognized upon the sale or disposition of oil and gas properties within a specified area of interest, except under circumstances which result in a major disposal of assets or a sale or abandonment of an entire area of interest.

2.   Significant Accounting Policies (cont’d)

The carrying value of capitalized costs for producing and exploration stage oil and gas properties are separately reviewed at each reporting period to determine if impairment in value is indicated. Should impairment occur, the carrying value will be written down to an estimated net recoverable amount. Future depletion charges will be based on the revised carrying values for producing properties.

Costs incurred for initial new property investigation where no acquisition occurs are expensed as incurred.

e)   Mineral properties

All direct costs related to the acquisition of mineral property interests are capitalized by property. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized.

Gains and losses are recognized on property dispositions when the value of the consideration received exceeds or is less than, respectively, the carrying value of the property. Partial dispositions or option proceeds with respect to undeveloped properties are credited against the cost of the related property except that, when the proceeds exceed the cost, the excess is credited to operations. The aggregate costs related to abandoned properties are charged to operations.

The Company reviews the carrying values of mineral property interests on a regular basis by reference to the project economics, including the timing of the exploration work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated net recoverable amount, an impairment provision is made for the other than temporary decline in value.

f)   Loss per share

Basic loss per common share is computed by dividing earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments. No diluted loss per share has been presented as the effect would be anti-dilutive.

g)   Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depletion and amortization, stock-based compensation and income taxes. Actual results could differ from those estimates.

h)   Foreign currency translation

Transactions in foreign currencies are translated at rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated at the year end into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

i)   Future income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

2.   Significant Accounting Policies (cont’d)

j)   Stock-based compensation

The Company’s stock-based compensation plan is described in note 8 and the Company’s accounting policies for stock-based compensation are described in note 3. Effective October 1, 2003, the Company changed its accounting policy for stock-based compensation and adopted the fair value based method to account for stock-based transactions with employees, non-employees and directors. Accordingly, the fair value of the stock options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. Any consideration paid on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

3.   Change in Accounting Policy

Effective October 1, 2003, the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after October 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Previously, for valuing stock-based compensation awards granted to employees and directors, the Company used the intrinsic value method where stock-based compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common exercise price on the day that options are granted. The Company also previously accounted for stock-based payments to non-employees in accordance with the fair value method.

4.   Property, plant and equipment

		2004

		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$ 7,876	$ 1,285	$ 6,591
Computer software	5,303	3,901	1,402
Office furniture and equipment	16,244	2,167	14,077

	$ 29,423	$ 7,353	$ 22,070

		2003

		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$ 6,764	$ 4,566	$ 2,198
Computer software	2,499	1,249	1,250
Office furniture and equipment	3,014	301	2,713

	$ 12,277	$ 6,116	$ 6,161

5.   Oil and Gas Properties

Maycroft

Balance at September 30, 2002	$ 345,000
Lease payments	11,924
Well licence preparatory work	103,076

Balance at September 30, 2003	$ 460,000
Well licence preparatory work	70,000
Write-off of deferred costs	(530,000)

Balance at September 30, 2004	$ -

Maycroft Property

In November 2001, the Company entered into a farmout agreement with Polaris Resources Ltd. (‘Polaris’) to participate and earn a 25% before payout (20% after payout) working interest, subject to a 9% overriding royalty in a gas prospect in the Foothills region of Alberta, Canada. The Company has a director in common with Polaris. Upon signing the agreement, the Company advanced Polaris $125,000 for seismic costs and has advanced an additional $397,500 for preparatory work to obtain a well licence. On December 16, 2003 the Alberta Energy & Utilities Board (“AEUB”) denied the well licence application. The Company’s interest in the property remains in good standing, however, as at September 30, 2004, the Company has written off all of the deferred costs as there has been no progress towards obtaining a well licence.

Lagarde Property

During the year ended September 30, 2004, the Company completed the abandonment of the initial Lagarde Property test well. The abandonment was completed at a cost that was less than previously estimated which resulted in a recovery of $4,168. The Company sold the used wellhead and used tubing for net proceeds of $8,250.

Refund of Abandonment Deposit

During the year ended September 30, 2004, the Company received $129,370 from Tri-Valley Oil & Gas Co. (“Tri-Valley”). The funds represent the Company’s share of abandonment funds advanced to Tri-Valley in 1999 for the drilling of the Ekho No. 1 test well. The Company’s share of abandonment funds were returned because Tri-Valley decided to re-enter the well and consequently took over the responsibility for the abandonment of the well. During fiscal 2000, the Company determined that further expenditures on the test well were not warranted and as a result, the Company wrote off all of its deferred exploration costs as at September 30, 2000.

6.   Mineral Property

West Raglan Property

Cumulative expenditures	2004	2003

Exploration expenditures	$ 8,627,126	$ 1,982,685
Refundable tax credits and mining duties	(3,534,012)	(858,000)

Net exploration expenditures	$ 5,093,114	$ 1,124,685

As at September 30, 2004, the Company owes Anglo American Exploration (Canada) Limited (‘Anglo American’) $1,351,702 for exploration expenditures incurred on the West Raglan Property.

On March 26, 2003, the Company entered into a formal option and joint venture agreement with Anglo American Exploration (Canada) Limited (‘Anglo American’), whereby the Company can earn a 49% participating joint venture interest in the West Raglan Project (‘the Project’) located in northern Quebec, Canada, currently 720km2.

6.   Mineral Property (cont’d)

To exercise the option, the Company must incur a total of $11.8 million of expenditures on exploration and related work on or before December 31, 2006, as follows:

	December 31,

	2003	2004	2005	2006

Minimum work expenditure commitment	$ 1,700,000	$ 2,300,000	$ 3,400,000	$ 4,400,000

Anglo American will contribute to exploration funding by participating in private placements in the Company in an amount equal to 20% of approved exploration program expenditures. As of September 30, 2004, Anglo American has contributed a total of $1,220,000 (note 7(c)) pursuant to private placements and $138,000 pursuant to the exercise of warrants. Anglo American is only obligated to complete any private placement from time to time if it is satisfied, in its sole discretion, that the Company has sufficient funds to pay the balance of the costs of the exploration program.

Exploration will be carried out by Anglo American, under the direction of a Management Committee comprised of two representatives from each of the Company and Anglo American. Anglo American will have the deciding vote in the case of a Management Committee stalemate. The Management Committee will determine the nature of the expenditures to be incurred by the Company to exercise the option.

Anglo American will be entitled to charge an administrative and overhead charge of 12% of direct project costs during the option period. The Company has also granted to Anglo American the right to purchase, at fair market value, all mineral products assigned to the Company’s interest in any future mine developed on the Project. Anglo American has the right to increase its interest in the Project from 51% to 70% by completing, at its own cost, a bankable feasibility study. At the Company’s election, Anglo American can further increase its interest in the Project to 75% by arranging production financing for both parties.

If the Company exercises the option and a joint venture is formed, the Company and Anglo American are required to contribute to joint venture expenditures in accordance with their respective interests in the project from time to time. Failure to contribute will result in a party’s interest being diluted. Should either party’s interest fall below 10%, that interest will be reduced to a 1% net smelter royalty, purchasable at the discretion of the other party for $2,000,000. The Company and Anglo American both have a right of first refusal to purchase all or any part of the other party’s interest in the Project.

On April 21, 2004 Novawest Resources Inc. of Vancouver, BC, commenced litigation in the Supreme Court of British Columbia against Anglo American. The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the claims that form the West Raglan Property. On June 24, 2004 Anglo American filed a Statement of Defence in the Supreme Court of British Columbia. In the Statement of Defense, Anglo American provides a detailed account of the events that led to Anglo American’s staking of the West Raglan Property, and more specifically challenges the basis for all claims made by Novawest Resources Inc.

On November 12, 2004 the Company commenced litigation in the Supreme Court of British Columbia against Novawest and all the directors and officers of Novawest (the ‘Personal Defendants’). The lawsuit, Action No. SO46306 alleges that the Novawest Action was filed, at the behest of the Personal Defendants, with the purpose, among other things, of causing injury to the Company.

The Company is relying on representations in its Option and Joint Venture Agreement with Anglo American that Anglo American is the valid owner of all of the claims that form the West Raglan Project.

7.   Share Capital

a)   Authorized: 100,000,000 common shares without par value

b)   Issued and outstanding:

	Number	Value

Balance at September 30, 2002	9,576,937	$ 5,790,863
Exercise of stock options
- cash	770,000	207,500
Exercise of warrants	5,918,500	1,470,625
Private placements (c)	19,950,000	2,962,500

Balance at September 30, 2003	36,215,437	10,431,488
Exercise of stock options
- cash	1,375,000	524,850
- fair value of options exercised	-	22,500
Exercise of agent's options	200,000	40,000
Exercise of warrants	3,890,500	1,013,725
Private placement (c)	6,730,769	3,500,000

Balance at September 30, 2004	48,411,706	$ 15,532,563

c)   Private placements:

During the year ended September 30, 2004 and 2003, the Company completed the following private placements:

i)   During 2004, the Company issued 6,730,769 common shares via a non-brokered private placement at a price of $0.52 per share for gross proceeds of $3,500,000. Along with the shares, the Company issued 6,730,769 non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.65 expiring June 10, 2005. Anglo American purchased 1,692,308 common shares for proceeds of $880,000 (note 6). Of the 6,730,769 common shares and warrants issued, 1,507,500 are flow-through common shares and 1,007,500 are flow-through warrants. For income tax purposes, the subscription funds of $783,900 relating to the flow-through common shares will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures.

ii)   During 2003, the Company issued 8,000,000 common shares to Donner Minerals Ltd. (“Donner”) via a non-brokered private placement at a price of $0.10 per share for proceeds of $800,000. Along with the shares, the Company issued Donner 8,000,000 non-transferable share purchase warrants entitling Donner to purchase one additional common share of the Company at a price of $0.15 expiring March 25, 2005. Donner and the Company have common directors and officers. As at September 30, 2004, Donner owned approximately 17% of the Company’s issued and outstanding common shares.

iii)   During 2003, the Company issued 10,000,000 common shares via a brokered offering at a price of $0.20 per share for gross proceeds of $2,000,000 (net $1,822,500). The Company paid a commission of $150,000 cash and 250,000 common shares and incurred fees of $27,500. Along with the shares, the Company issued 10,250,000 non-transferable share purchase warrants entitling the holder to purchase one additional common share of the Company at a price of $0.25 expiring May 12, 2005. The Company granted an Agent’s Option entitling the Agent to purchase 1,500,000 units at $0.20 per unit comprised of one common share and one non-transferable share purchase warrant with an exercise price of $0.25 expiring in two years. The Agent’s Option expires May 12, 2005.

7.   Share Capital (cont’d)

iv)   During 2003, the Company issued 1,700,000 common shares to Anglo American via a non-brokered private placement at a price of $0.20 per share for proceeds of $340,000 (note 6). Along with the shares, the Company issued 1,700,000 non-transferable share purchase warrants entitling the holder to purchase one additional common share of the Company at a price of $0.25 expiring May 12, 2005.

d)Warrants:

As at September 30, 2004, warrants exercisable and outstanding are as follows:

Balance at			Balance at
September 30,			September 30,
2003	Granted	Exercised	2004	Exercise Price	Expiry Date

640,000	-	(640,000)	-	$0.25	October 2, 2003
550,000	-	(550,000)	-	$0.22	March 26, 2004
8,000,000	-	-	8,000,000	$0.15	March 25, 2005
8,141,500	200,000	(2,556,500)	5,785,000	$0.25	May 12, 2005
-	6,730,769	(144,000)	6,586,769	$0.65	June 10, 2005

17,331,500	6,930,769	(3,890,500)	20,371,769

As at September 30, 2003, warrants exercisable and outstanding are as follows:

Balance at			Balance at
September 30,			September 30,
2002	Granted	Exercised	2003	Exercise Price	Expiry Date

2,450,000	-	(1,810,000)	640,000	$0.25	October 2, 2003
850,000	-	(300,000)	550,000	$0.22	March 26, 2004
-	8,000,000	-	8,000,000	$0.15	March 25, 2005
-	11,950,000	(3,808,500)	8,141,500	$0.25	May 12, 2005

3,300,000	19,950,000	(5,918,500)	17,331,500

e)Agent’s options:

As at September 30, 2004, there are 1,300,000 (2003 – 1,500,000) agent’s options outstanding and exercisable entitling the holder to purchase 1,300,000 units at $0.20 per unit (note 7(c)(iii)). Each unit is comprised of one common share and one non-transferable share purchase warrant with an exercise price of $0.25. The agent’s options, and the warrants issued upon their exercise, expire on May 12, 2005.

8.   Stock Options

a)   Stock options outstanding:

The Company has a stock option plan whereby a maximum of 10% of the issued and outstanding common shares of the Company may be reserved for issuance pursuant to the exercise of stock options. The term of the stock options granted are fixed by the board of directors and are not to exceed ten years. The exercise prices of the stock options are determined by the board of directors but shall not be less than the closing price of the Company’s common shares on the day preceding the day on which the directors grant the stock options, less any discount permitted by the TSX Venture Exchange. The stock options vest immediately on the date of grant unless otherwise required by the exchange, however, a four month hold period applies to all shares issued under each stock option, commencing on the date of grant. Other terms and conditions are as follows: all stock options are non-transferable; no more than 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period; disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the holder is an insider, (ii) any grant of stock options to insiders, within a 12 month period, exceeding 5% of the Company’s issued shares; and stock options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company’s common shares. A summary of the Company’s stock options as at September 30, 2004 and the changes during the year then ended is as follows:

			Weighted-
		Weighted-	average
	Number of	average	remaining
	Shares	exercise price	life (years)

Balance at September 30, 2002	822,500	$0.25	4.05
Cancelled	(65,000)	0.25
Exercised	(770,000)	0.27
Granted	3,097,500	0.36

Balance at September 30, 2003	3,085,000	0.35	1.85
Cancelled	(5,000)	0.93
Exercised	(1,375,000)	0.38
Granted	3,090,000	0.93

Balance at September 30, 2004	4,795,000	$0.72	1.13

As at September 30, 2004, stock options exercisable and outstanding are as follows:

	Exercise	Options	Options
Expiry Date	Price	Outstanding	Exercisable

June 18, 2005	$0.30	1,082,500	1,082,500
July 28, 2005	$0.51	340,000	340,000
November 13, 2005	$0.83	200,000	200,000
December 22, 2005	$0.93	2,620,000	2,620,000
February 11, 2006	$1.15	100,000	100,000
March 25, 2006	$1.12	100,000	100,000
July 1, 2006	$0.83	60,000	60,000
July 25, 2006	$0.68	5,000	5,000
August 23, 2006	$0.25	237,500	237,500
January 17, 2007	$0.25	50,000	50,000

		4,795,000	4,795,000

8.   Stock Options (cont’d)

b)   Stock-based compensation:

The Company uses the fair value based method of accounting for all stock-based awards granted on or after October 1, 2003. The stock-based compensation cost of $2,003,198 (or $0.65 per stock option) for fiscal 2004 grants was calculated by using Black-Scholes option pricing model assuming no dividends are paid, a weighted average volatility of the Company’s share price of 143%, a weighted average annual risk free interest rate of 2.99% and an expected life of two years.

During the year ended September 30, 2003, the Company used the intrinsic value based method of accounting for stock-based awards granted to employees and directors. Under this method, compensation cost is only recorded when the exercise price is below the market price of the stock on the date of grant. During the year ended September 30, 2003, the Company incurred stock compensation costs of nil on options granted to employees and directors. 592,500 stock options were granted to non-employees during the year ended September 30, 2003, resulting in $62,000 in stock-based compensation expense calculated using the fair value method. Had compensation costs been determined using the fair value based method at the grant dates for stock option awards to employees and directors, the Company’s pro forma net loss and loss per share would have been as follows for the year ended September 30, 2003:

Pro forma net loss	$ 1,941,424

Pro forma basic and diluted loss per share	$ 0.10

The stock-based compensation costs reflected in these September 30, 2003 pro forma results and stock-based non-employee compensation expense amounts were calculated using the Black-Scholes option pricing model assuming a weighted average risk free interest rate of 2.86%, a dividend yield of nil, an expected volatility of 75% and an expected life of two years.
9.   Financial Instruments

a)   Fair value

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, advances for exploration, tax credits recoverable and accounts payable and accrued liabilities, as reflected in the balance sheets, approximate their fair values due to the relatively short periods to maturity of these instruments.

b)   Foreign exchange risk

The Company undertakes certain transactions in United States dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments or hedges to reduce the exposure to foreign exchange risk.

10.   Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the year:

10.   Related Party Transactions (cont’d)

	2004	2003

Directors fees	$ 6,000	$ -
Management fees	$ 171,863	$ 60,167
Exploration expenditures - management fees	$ 89,637	$ -
Interest expense on convertible debenture	$ -	$ 19,071
Rent	$ 11,087	$ -

The Company purchased $4,068 (2003 - $nil) of office furniture from a related party.

Accounts payable and accrued liabilities includes $2,070 (2003 - $52,801) owing to related parties.

Other related party transactions are described in notes 5 and 7.

11.   Income Taxes

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected statutory corporate income tax recovery relates to losses and resource pools not recognized.

The Company has accumulated losses of approximately $2,130,000 which may be deducted in the calculation of taxable income in future years. The losses expire on various dates to 2011. Also, the Company has approximately $2,500,000 of capital losses and $15,200,000 of Canadian and foreign resource tax pools which may be deducted in the calculation of taxable income in future years. These losses and pools can be carried forward indefinitely.

Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the company’s future tax assets are as follows:

Future income tax assets:
Resource pools	$ 2,793,818	$ 1,431,941
Capital losses carried forward	446,587	446,587
Non-capital losses carried forward	659,410	438,459
Refundable and other tax credits	734,077	210,648
Property, plant and equipment	4,401	2,047
Valuation allowance	(4,638,293)	(2,529,682)

	$ -	$ -

Due to the uncertainty surrounding the realization of income tax assets in future years, the Company has provided for a full valuation allowance against its potential future income tax assets.

12.   Commitment

The Company has outstanding letters of credit of $42,745 (2003 - $42,745).

13.   Segmented Information

The Company currently operates in one reportable operating segment, being the acquisition, exploration and development of natural resource properties. All of the Company’s operations are based in Canada.

14.   Subsequent Events

a)Subsequent to September 30, 2004, the Company issued 1,300,000 commons shares and 1,300,000 share purchase warrants for proceeds of $260,000 pursuant to the exercise of agent’s options (note 7(e)) and 170,000 common shares for proceeds of $42,500 pursuant to the exercise of warrants.

b)   On November 23, 2004, Donner exercised 2,200,000 share purchase warrants at $0.15 each (note 7). As at November 23, 2004, Donner owned approximately 19.9% of the Company’s issued and outstanding common shares.

KNIGHT RESOURCES LTD.
(An exploration stage company)

Exploration Expenditures		Schedule 1
(Canadian Dollars)

		Years ended September 30,
	2004	2003

Lagarde (note 5)
Recovery of abandonment costs	$ (4,168)	$ -
Net proceeds on sale of wellhead and tubing	(8,250)	-

	(12,418)	-

West Raglan Property
Drilling	2,567,155	347,991
Geochemistry	226,466	29,651
Geology	1,754,073	744,507
Geophysics	1,003,139	640,412
Other	1,093,608	220,124

	6,644,441	1,982,685
Refundable tax credits	(2,165,837)	(691,000)
Mining duties refund	(510,175)	(167,000)

	3,968,429	1,124,685

	$ 3,956,011	$ 1,124,685

General and Administrative Expenses		Schedule 2
(Canadian Dollars)

		Years ended September 30,
	2004	2003

Accounting and audit	$ 54,079	$ 17,100
Administrative fees	105,500	74,000
Amortization	5,741	2,406
Consulting fees	48,000	-
Directors fees (note 10)	6,000	-
Filing fees	33,739	44,262
Legal fees	57,367	92,233
Management fees (note 10)	171,863	60,167
Office and miscellaneous	56,111	17,758
Rent	37,087	18,000
Stock-based compensation expense (note 8)	2,003,198	62,000
Telephone and communications	24,084	13,439
Transfer agent	13,005	9,587
Less: interest income	(65,452)	(11,002)

	$ 2,550,322	$ 399,950